

Christine Topalian · 3rd in

Founder at FoodieKid

New York, New York, United States · 500+ connections ·

Contact info

FoodieKid

NYU Stern School of Business

Experience

Founder
FoodieKid
Jul 2017 – Present · 3 yrs 11 mos
Greater New York City Area

FoodieKid is a mom developed, nutritionist approved baby food brand focused on removing the hassle and confusion that comes with making homemade baby food. It's first product line, Simple Starters provides packets of pre-portioned, prepped and flash-frozen organic ingredients that are nutritiously balanced and recipe ready, along with suggestions for spices, herbs and meal pairings. Parents choose the texture, consistency and flavor, eliminating the 'staging' that typically comes with baby food products.

Senior Director, Corporate Business Development & Partnerships
Oath
Mar 2014 – Oct 2017 · 3 yrs 8 mos
Greater New York City Area

Director, Business Development
AOL
Jan 2012 – Feb 2014 · 2 yrs 2 mos
Greater New York City Area

Negotiate, close and manage deals across the AOL network targeted at generating revenue and incremental users. Deals focused on commerce, distribution and user acquisition. Develop strategic revenue opportunities including closed loop attribution for advertisers (i.e. "Shopper Marketing") and commerce strategy for AOL.

The New York Times
3 yrs 4 mos

Director, Technology Licensing and Business Development
Aug 2010 – Jan 2012 · 1 yr 6 mos

Managed NYT effort to develop and license a white-label App solution for the News Service publisher network. Sold in key partnerships prior to launch and oversaw product development, QA and design of iOS and Android applications.

Director, U.S. Sales & Online Strategy for News Services
Oct 2008 – Aug 2010 · 1 yr 11 mos

Managed U.S. Sales team for the licensing and syndication arm of NYT, which distributes editorial content to media companies globally. Focused on online strategy for both US and International markets including product enhancements, new product development, pricing and digital client strategy.

Senior Manager, Business Development & Strategic Planning
NYTimes.com
Aug 2006 – Oct 2008 · 2 yrs 3 mos
Greater New York City Area

Negotiated, managed and developed strategic partnerships and alliances with large broadcast and internet media companies for the New York Times newsroom and NYTimes.com. Developed revenue/traffic generating deals as well as product and distribution opportunities. Was responsible for ensuring NYT's position as a first mover in the / ...see more

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Education

NYU Stern School of Business
BS, Double Major: Marketing and Management and Organizational Behavior
1997 – 2001